FOR IMMEDIATE RELEASE

MacKenzie Capital Management, LP announces an extension of and amendment to the tender offer for Apple Hospitality REIT, Inc.

Moraga, Calif. (Market Wire)—June 30, 2014-- The Purchasers affiliated with MacKenzie Capital Management, LP which are identified in the tender offer for Apple Hospitality REIT, Inc. have extended the expiration date with respect to their tender offer for Shares (the “Shares”) in Apple Hospitality REIT, Inc. (“Apple REIT”), through July 15, 2014.  The Purchasers are further amending the offer to lower the number of shares they are offering to purchase to 2,000,000 Shares for $7 per Share.

The Purchasers are extending this offer because they have learned that it was not disseminated until recently.  As of the date hereof, 364,970 Shares have been tendered by Shareholders and not withdrawn.  No other Shares have been tendered to date.

Shareholders should read the Offer to Purchase and the related materials carefully because they contain important information. Shareholders may obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase, the Letter to Shareholders, the Assignment Form, and other documents that the company has filed with the U.S. Securities and Exchange Commission at the commission’s website at www.sec.gov.  Shareholders also may obtain a copy of these documents, without charge, from our website at www.mackenziecapital.com (click on Tenders), or by calling toll free at 800-854-8357.

Contact: Christine Simpson, 800-854-8357 x. 1024
MacKenzie Capital Management, LP
1640 School Street
Moraga, California 94556